EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2013 Financial Results

Company Exceeds Q1 Revenues, Gross Margin and EPS Guidance

  Total revenues increased by 5.4% year-over-year to $175.7 million
  Small and medium-sized panel driver sales increased by 26.1% year-over-year, representing 51.9% of total revenues in Q1 2013
  Q1 2013 gross margin reached 24.6% from 22.9% in Q1 2012 and 23.3% in Q4 2012
  Q1 2013 GAAP net income increased by 24.0% to $14.0 million from $11.3 million in Q1 2012. GAAP earnings per diluted ADS grew by 24.2% to 8.2 cents from 6.6 cents in Q1 2012
  Q1 2013 Non-GAAP net income increased by 23.6% to $15.0 million from $12.1 million in Q1 2012. Non-GAAP earnings per diluted ADS grew by 23.9% to 8.8 cents from 7.1 cents in Q1 2012
  Positive 2013 outlook with strong growth in small and medium-sized driver and non-driver products

TAINAN, Taiwan, May 6, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today announced financial results for the first quarter ended March 31, 2013.

SUMMARY FINANCIALS

First Quarter 2013 Results Compared to First Quarter 2012 Results (USD in millions) (unaudited)

	Q1 2013	Q1 2012	CHANGE
Total Revenues	$175.7 million	$166.7 million	+5.4%
Gross Profit (Total Revenues minus Cost of Revenues)	$43.2 million	$38.1 million	+13.3%
Gross Margin (Gross Profit / Total Revenues)	24.6%	22.9%	+1.7%
GAAP Net Income Attributable to Shareholders	$14.0 million	$11.3 million	+24.0%
Non-GAAP Net Income Attributable to Shareholders	$15.0 million (1)	$12.1 million(2)	+23.6%
GAAP EPS (Per Diluted ADS, USD)	$0.082	$0.066	+24.2%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.088 (1)	$0.071(2)	+23.9%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.4 million non-cash acquisition related charge, net of tax.

First Quarter 2013 Results Compared to Fourth Quarter 2012 Results (USD in millions) (unaudited)

	Q1 2013	Q4 2012	CHANGE
Total Revenues	$175.7 million	$190.6 million	-7.8%
Gross Profit (Total Revenues minus Cost of Revenues)	$43.2 million	$44.4 million	-2.8%
Gross Margin (Gross Profit / Total Revenues)	24.6%	23.3%	+1.3%
GAAP Net Income Attributable to Shareholders	$14.0 million	$14.8 million	-5.0%
Non-GAAP Net Income Attributable to Shareholders	$15.0 million (1)	$15.7 million (2)	-4.4%
GAAP EPS (Per Diluted ADS, USD)	$0.082	$0.086	-4.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.088 (1)	$0.092 (2)	-4.3%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charges, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charges, net of tax.

"We had an extremely successful first quarter, with revenues, gross margin and net income all exceeding the initial guidance we provided on February 7, 2013," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "We are pleased with the top and bottom line performance of the first quarter of 2013. Even during this low season, we achieved improvements in both margins and profitability. We will continue to execute our strategy by further diversifying our product mix and expanding our customer base. We are excited about future growth opportunities."

First Quarter 2013 Financial Results Breakdown by Product Line (USD in millions) (unaudited)

	Q1 2013%		Q1 2012%		% Change
Display drivers for large-size panels	$60.1	34.2%	$71.4	42.8%	-15.8%
Display drivers for small/medium-sized panels	$91.3	51.9%	$72.4	43.4%	+26.1%
Non-driver products	$24.3	13.9%	$22.9	13.8%	+6.2%

	Q1 2013%		Q4 2012%		% Change
Display drivers for large-size panels	$60.1	34.2%	$77.5	40.7%	-22.5%
Display drivers for small/medium-sized panels	$91.3	51.9%	$85.4	44.8%	+6.9%
Non-driver products	$24.3	13.9%	$27.7	14.5%	-12.0%

Total revenues of $175.7 million for the first quarter of 2013 represented a 5.4% increase from the first quarter of 2012 as a result of robust growth in the small and medium-sized display drivers, partially offset by lower sales of large panel display drivers and a 7.8% decrease from the fourth quarter of 2012, as expected due to fewer calendar days in the first quarter and seasonality in the Company's business.

Revenues from large panel display drivers for the first quarter of 2013 were $60.1 million, down 15.8% from the first quarter of 2012 and down 22.5% from the fourth quarter of 2012, accounting for 34.2% of total revenues for the first quarter of 2013. Lower demand for monitors, higher customer inventory, fewer calendar days in the first quarter, seasonal slow-downs and reduced sales to the Company's related party customer were the primary drivers of lower sales in the first quarter of 2013 compared to the fourth quarter of 2012. China continued to show impressive growth year-over-year in revenues for large-sized market panels.

Sales of small and medium-sized drivers remained solid, coming in at $91.3 million for the first quarter of 2013, up 26.1% from the first quarter of 2012 and up 6.9% from the fourth quarter of 2012, accounting for 51.9% of total revenues for the first quarter of 2013. Small and medium-sized driver sales reached another record high in terms of both absolute value and percentage of total revenues, thanks mainly to the fast-growing smartphone sector that has become the Company's single largest revenue contributor. Small and medium-sized applications accounted for over half of total revenues for the first time in the Company's history. Despite fewer working days due to the Chinese New Year, the Company managed to achieve a sequential increase mainly because of the strong sales to first-tier international smartphone brands and the white box market in China. The strong year-over-year growth is a result of the robust sales of smartphone, tablet and automotive display applications. In addition to volume growth, the Company is also benefiting from the industry trend toward higher resolution as mentioned in its last earnings call. Higher resolution is expected to increase both the Company's revenue and gross margin.

Revenues from non-driver businesses, which include CMOS image sensors, LCOS microdisplays, touch panel controllers, power management ICs, LED divers, wafer level optics, timing controllers, ASIC services and IP licensing, were $24.3 million for the first quarter of 2013, an increase of 6.2% from the first quarter of 2012 and 12.0% lower than the fourth quarter of 2012, accounting for 13.9% of total revenues for the first quarter of 2013. The sequential decline is mainly attributed to the weak sales of CMOS image sensor, which the Company predicted in the last earnings call. The first quarter non-driver businesses overall grew 6.2% year-over-year. The Company believes the less-than-ideal growth of non-driver products in the first quarter of 2013 was a temporary setback. The Company is confident that its non-driver products will resume their strong growth momentum during the second quarter of 2013 and throughout the rest of the year.

Revenues from related parties for the first quarter of 2013 were down 30.4% from the first quarter of 2012 and down 27.4% from the fourth quarter of 2012. While revenues from related parties continued to decline, the Company saw strong growth from other customers. In comparison, revenue contribution from non-related parties increased by 1.3% quarter-over-quarter and 27.3% year-over-year. Related-party sales accounted for 25.0% of total sales in the first quarter of 2013, compared to 37.9% the first quarter of 2012 and 31.8% in the fourth quarter of 2012. This related-party customer remains the Company's single largest customer. Sales made to them mainly comprised large panel driver IC products. The Company will continue to provide them with the best service in an effort to win the most possible business from them.

Gross margins for the first quarter of 2013 was 24.6%, 170 basis points greater than a gross margin of 22.9% for the first quarter of 2012 and 130 basis points greater than the gross margin of the fourth quarter of 2012. This is the sixth consecutive quarter of gross margin improvement for the Company, representing the highest quarterly gross margin for Himax since the third quarter of 2008. The trend of margin expansion is a direct result of higher margin products like those in the Company's non-driver categories and the fast-growing small and medium-sized panel drivers trending toward higher resolution. Gross margin improvement will continue to be one of Himax's business goals going forward.

GAAP operating expenses for the first quarter of 2013 were $26.4 million, an increase of 11.8% from $23.7 million for the first quarter of 2012 and 4.9% from $25.2 million for the fourth quarter of 2012. The increase was primarily due to higher salaries for new hires in the R&D department and higher new product development expenses. GAAP operating income in the first quarter of 2013 was $16.8 million, or 9.5% of sales, compared to $14.5 million, or 8.7% of sales, in the first quarter of 2012, and $19.2 million, or 10.1% of sales, for the fourth quarter of 2012.

Reported GAAP net income for the first quarter of 2013 was $14.0 million, or 8.2 cents per diluted ADS, compared to $11.3 million, or 6.6 cents per diluted ADS, for the first quarter of 2012, and $14.8 million, or 8.6 cents per diluted ADS, for the fourth quarter of 2012. GAAP net income for the first quarter of 2013 improved 24.0% compared to first quarter 2012 mainly due to higher sales and gross margins for the first quarter of 2013.

Non-GAAP net income in the first quarter of 2013 was $15.0 million, or 8.8 cents per diluted ADS, up from $12.1 million, or 7.1 cents per diluted ADS, for the first quarter of 2012, and down slightly from $15.7 million, or 9.2 cents per diluted ADS, for the fourth quarter of 2012. Non-GAAP net income represents a growth of 23.6% year-over-year and a decrease of 4.4% as compared to the previous quarter.

Balance Sheet and Cash Flow

The Company had $158.9 million in cash, cash equivalents and marketable securities available for sale as of March 31, 2013, compared to $138.9 million on December 31, 2012 and $102.1 million as of March 31, 2012. On top of the above cash position, restricted cash, cash equivalents and marketable securities were $74.1 million on March 31, 2013, down from $84.2 million as of March 31, 2012 and no changes compared to December 31, 2012. The restricted cash is used to guarantee the Company's short-term loans for the same amount. The Company stresses that Himax is debt-free.

Inventories as of March 31, 2013 were $138.3 million, up from $118.5 million as of March 31, 2012 and up from $116.7 million as of December 31, 2012. The Company raised inventory levels during the first quarter of 2013, as it expects an increase of shipments during the second quarter of 2013. Accounts receivable were $189.9 million on March 31, 2013 as compared to $209.0 million on December 31, 2012 and $189.0 million as of March 31, 2012. Day Sales Outstanding ("DSO") was 97 days at end of March 2013 as compared to 103 days both a year ago and at the end of the last quarter. The 97-day DSO signifies an improvement compared to the level of between 103 and 109 days for each quarter for the year ended December 31, 2012.

Net cash inflow from operating activities for the first quarter of 2013 was $29.4 million as compared to $3.6 million for the first quarter of 2012 and $52.4 million for the fourth quarter of 2012.

The Company invested $4.7 million on capital expenditures in the first quarter of 2013, compared to $1.6 million in the first quarter of 2012 and $2.2 million for the fourth quarter of 2012. The capital expenditure was mainly for the purchase of some in-house driver IC testers to cope with an anticipated increase in demand due to strong smartphone and tablet driver sales. While the Company outsources the majority of its driver IC testing, the Company has always maintained a certain level of in-house testing facility for the purpose of both R&D and mass production. The Company paid an annual dividend of 6.3 cents in July 2012, which equals to 100% of its net income for the year ended December 31, 2012. The board will decide on its 2013 dividend soon.

Share Buyback Update

Pursuant to the Company's $25 million dollars share buyback program, it has purchased a total of $13.4 million, or approximately 9.5 million ADS through March 31, 2013. It did not repurchase any shares during the three months ended March 31, 2013 because its share price appreciated significantly in the quarter. Out of the total share repurchase plan of $25 million announced in June 2011, $11.6 million remains unused. The Company will continue to execute the remaining share repurchase program in accordance with Rule 10b-18 and in compliance with any other applicable legal, regulatory and contractual restrictions.

May and June 2013 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Penny Lin, IR Manager, and John Mattio, US-Based IR from MZ Group, will host investor meetings in the New York, Minneapolis, Laguna Niguel, San Francisco and also in the Hong Kong area on select days between May 20 and June 14. If you are interested in meeting with the Company's senior executives in a one-on-one session or group session, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Conference Call

Himax Technologies, Inc. will hold a conference call with investors and analysts tomorrow, May 7, 2013 at 8:00 a.m. US Eastern Daylight Savings Time to discuss the Company's first quarter financial results. Details of the call follow below.

DATE:	Tuesday, May 7, 2013
TIME:	U.S. 8:00 a.m. EDT
TAIWAN 8:00 p.m.
DIAL IN:	U.S. 1-877-407-4018
INTERNATIONAL 1-201-689-8471
CONFERENCE ID:	412584
WEBCAST:	http://public.viavid.com/index.php?id=104295

A replay of the call will be available beginning two hours after the call through midnight May 14, 2013 (12 p.m. May 15, 2013 Taiwan time) on www.himax.com.tw and by telephone at +1-877-870-5176 (US Domestic) or +1-858-384-5517 (International). The conference ID number is 412584. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this http://public.viavid.com/index.php?id=104295 or at ViaVid's website at http://www.viavid.net, where the webcast can be accessed through May 6, 2014.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax's main products include display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Headquartered in Tainan, Taiwan, the Company has offices in Hsinchu and Taipei, Taiwan and in China, Korea, Japan and the US.

http://www.himax.com.tw

About Non-GAAP Financial Measures

To supplement the unaudited consolidated statement of income and comprehensive income presented in accordance with GAAP, the Company is also providing non-GAAP measures of income before income tax expenses, net income, net income attributable to us and basic and diluted earnings per share for the three months ended March 31, 2013 and 2012, which are adjusted from results based on GAAP to exclude the non-cash transactions. The non-GAAP financial measures are provided to enhance the investors' overall understanding of our current performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The Company uses both GAAP and non-GAAP information in evaluating our operating business results internally and therefore deems it important to provide all of this information to investors. The non-GAAP adjustments include share based compensations, acquisition related charges, bad debt collections and its tax charges and tax credit write-offs.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

– FINANCIAL TABLES –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2013	2012	2012
Revenues
Revenues from third parties, net	$131,717	$103,473	$129,973
Revenues from related parties, net	44,019	63,220	60,666
	175,736	166,693	190,639

Costs and expenses:
Cost of revenues	132,551	128,577	146,216
Research and development	18,894	16,699	17,003
General and administrative	3,929	3,689	4,328
Sales and marketing	3,611	3,264	3,863
Total costs and expenses	158,985	152,229	171,410

Operating income	16,751	14,464	19,229

Non operating income (loss):
Interest income	14	85	74
Equity in losses of equity method investees	(127)	(72)	(14)
Foreign exchange gains (losses), net	198	(341)	(233)
Interest expense	(80)	(99)	(79)
Other income (loss), net	14	209	(1,253)
	19	(218)	(1,505)
Earnings before income taxes	16,770	14,246	17,724
Income tax expense	4,192	3,205	3,708
Net income	12,578	11,041	14,016
Net loss attributable to noncontrolling interests	1,454	272	751
Net income attributable to Himax stockholders	$14,032	$11,313	$14,767

Basic earnings per ordinary share attributable to Himax stockholders	$0.041	$0.033	$0.043
Diluted earnings per ordinary share attributable to Himax stockholders	$0.041	$0.033	$0.043
Basic earnings per ADS attributable to Himax stockholders	$0.083	$0.066	$0.087
Diluted earnings per ADS attributable to Himax stockholders	$0.082	$0.066	$0.086

Basic Weighted Average Outstanding ADS	169,970	172,017	170,057
Diluted Weighted Average Outstanding ADS	171,537	172,017	170,868

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:
	Three Months Ended March 31,		Three Months Ended December 31,
	2013	2012	2012
Share-based compensation
Cost of revenues	$15	$5	$15
Research and development	312	373	316
General and administrative	56	62	58
Sales and marketing	73	77	73
Income tax benefit	(76)	(86)	(76)
Total	$380	$431	$386

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$440	$241	$559
Sales and marketing	289	289	289
Income tax benefit	(125)	(125)	(289)
Total	$604	$405	$559

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	March 31, 2013	December 31, 2012	March 31, 2012
Assets
Current assets:
Cash and cash equivalents	$158,716	$138,737	$101,912
Restricted cash and cash equivalents	74,100	74,100	84,200
Investments in marketable securities available-for-sale	168	172	169
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	136,647	135,747	103,089
Accounts receivable from related parties, less allowance for sales returns and discounts	53,286	73,258	85,916
Inventories	138,331	116,671	118,515
Deferred income taxes	13,662	15,374	16,638
Prepaid expenses and other current assets	13,047	13,029	15,535
Total current assets	$587,957	$567,088	$525,974
Investment securities, including securities measured at fair value	$17,877	$12,688	$24,658
Equity method investments	151	283	378
Property, plant and equipment, net	57,580	52,609	55,873
Deferred income taxes	4,190	4,303	14,003
Goodwill	28,138	28,138	26,846
Other intangible assets, net	7,411	8,143	3,962
Other assets	1,310	1,346	2,371
	116,657	107,510	128,091
Total assets	$704,614	$674,598	$654,065
Liabilities and Equity
Current liabilities:
Short-term debt	$73,000	$73,000	$84,200
Accounts payable	149,233	135,546	134,931
Income taxes payable	11,867	9,766	7,786
Other accrued expenses and other current liabilities	25,726	23,805	21,547
Total current liabilities	$259,826	$242,117	$248,464
Other liabilities	3,134	4,323	5,112
Total liabilities	$262,960	$246,440	$253,576
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 339,149,508, 339,149,508 and 340,255,988 outstanding at March 31, 2013, December 31, 2012, and March 31, 2012, respectively	$107,010	$107,010	$107,010
Additional paid-in capital	104,320	104,911	103,971
Treasury shares, at cost (17,549,974 ordinary shares, 17,549,974 ordinary shares and 16,443,494 ordinary shares at March 31, 2013, December 31, 2012, and March 31, 2012, respectively)	(12,469)	(12,469)	(11,066)
Accumulated other comprehensive income (loss)	(184)	(137)	276
Unappropriated retained earnings	242,660	228,628	199,025
Himax stockholders' equity	$441,337	$427,943	$399,216
Noncontrolling interests	317	215	1,273
Total equity	$441,654	$428,158	$400,489
Total liabilities and equity	$704,614	$674,598	$654,065

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2013	2012	2012
Cash flows from operating activities:
Net income	$12,578	$11,041	$14,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,155	3,313	3,669
Share-based compensation expenses	456	517	458
Loss on disposal of property, plant and equipment	87	---	6
Loss (gain) on disposal of marketable securities, net	2	(7)	(17)
Unrealized gain on conversion option	---	(152)	---
Interest income from amortization of discount on investment in corporate bonds	---	(42)	---
Impairment loss on investment	---	---	1,299
Equity in losses of equity method investees	127	72	14
Deferred income tax expense	1,705	(906)	1,913
Inventories write downs	2,429	2,617	2,445
Changes in operating assets and liabilities:
Accounts receivable	(900)	(1,809)	537
Accounts receivable from related parties	19,970	(6,079)	8,782
Inventories	(24,089)	(8,147)	9,222
Prepaid expenses and other current assets	104	(670)	1,987
Accounts payable	13,687	578	5,586
Income taxes payable	2,099	4,142	1,669
Other accrued expenses and other current liabilities	(961)	(1,531)	857
Other liabilities	(1,055)	669	1
Net cash provided by operating activities	29,394	3,606	52,444

Cash flows from investing activities:
Purchase of property and equipment	(4,714)	(1,606)	(2,199)
Proceeds from disposal of property and equipment	---	---	1
Purchase of available-for-sale marketable securities	(2,026)	(6,247)	(4,485)
Disposal of available-for-sale marketable securities	2,024	6,254	5,290
Purchase of investment securities	(5,189)	(3)	---
Release (pledge) of restricted cash equivalents and marketable securities	4	(4)	(2)
Decrease (increase) in other assets	16	(24)	(535)
Net cash used in investing activities	(9,885)	(1,630)	(1,930)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months Ended March 31,		Three Months Ended December 31,
	2013	2012	2012
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	390	(3)	---
Payments to repurchase ordinary shares	---	(6,564)	(664)
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	78	332	25
Purchase of subsidiary shares from noncontrolling interests	---	(1)	(1)
Proceeds from borrowing of short-term debt	73,000	84,200	---
Repayment of short-term debt	(73,000)	(84,200)	---
Net cash provided by (used in) financing activities	468	(6,236)	(640)
Effect of foreign currency exchange rate changes on cash and cash equivalents	2	8	41
Net increase (decrease) in cash and cash equivalents	19,979	(4,252)	49,915
Cash and cash equivalents at beginning of period	138,737	106,164	88,822
Cash and cash equivalents at end of period	$158,716	$101,912	$138,737

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$80	$99	$79
Income taxes	$108	$63	$96

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended March 31,		Three Months Ended December 31,
	2013	2012	2012
Revenues	$175,736	$166,693	$190,639

Gross profit	43,185	38,116	44,423
Add: Share-based compensation – Cost of revenues	15	5	15
Gross profit excluding share-based compensation	43,200	38,121	44,438
Gross margin excluding share-based compensation	24.6%	22.9%	23.3%

Operating income	16,751	14,464	19,229
Add: Share-based compensation	456	517	462
Operating income excluding share-based compensation	17,207	14,981	19,691
Add: Acquisition-related charges –Intangible assets amortization	729	530	848
Operating income excluding share-based compensation and acquisition-related charges	17,936	15,511	20,539
Operating margin excluding share-based compensation and acquisition-related charges	10.2%	9.3%	10.8%
Net income attributable to Himax stockholders	14,032	11,313	14,767
Add: Share-based compensation, net of tax	380	431	386
Add: Acquisition-related charges, net of tax	604	405	559
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	15,016	12,149	15,712
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	8.5%	7.3%	8.2%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

Three Months Ended March 31, 2013

Diluted GAAP earning per ADS attributable to Himax stockholders	$0.082
Add: Share-based compensation per ADS	$0.002
Add: Acquisition-related charges per ADS	$0.004

Diluted non-GAAP earning per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.088
CONTACT:  Company Contacts
          Himax Technologies, Inc.
          Jackie Chang, CFO
          Himax Technologies, Inc.
          Tel: 886-2-2370-3999 Ext.22300
          Fax: 886-2-2314-0877
          Email: jackie_chang@himax.com.tw
          www.himax.com.tw

          Penny Lin, Investor Relations
          Himax Technologies, Inc.
          Tel: 886-2-2370-3999 Ext.22320
          Fax: 886-2-2314-0877
          Email: penny_lin@himax.com.tw
          www.himax.com.tw

          Investor Relations - US Representative
          MZ North America
          John Mattio, SVP
          Tel: +1-212-301-7130
          Email: john.mattio@mzgroup.us
          www.mzgroup.us